June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:     Alexandra Barone

           Kathleen Collins

           Rebekah Lindsey

           Jan Woo

            Re:   Integral Ad Science Holding Corp.

           Registration Statement on Form S-1

           Originally Filed June 4, 2021

           CIK: 0001842718

Ladies and Gentlemen:

Integral Ad Science Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-256770, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on June 29, 2021 or as soon thereafter as practicable.

* * * *

Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

INTEGRAL AD SCIENCE HOLDING CORP.

By:	/s/ Micah Nessan
Name:	Micah Nessan
Title:	General Counsel and Secretary